ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 25, 2008

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully, [redacted]

08000498

PROCESSED
FEB 04 2008
THOMSON FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
25 January 2008 (ASX: Announcement & Media Release – Exploration Update, West Africa)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

25 January 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

EXPLORATION UPDATE OFFSHORE WEST AFRICA

FAR is pleased to announce that processing of 3D seismic data acquired during 2007 over portion of its Sangomar Shallow and Deep-Rufisque Shallow licences, offshore Senegal, has been completed. Preliminary interpretation of the 2086 sq km 3D seismic data, attendant basin modelling and additional regional geological work has highlighted

- **Multiple Santonian age fan systems with stacked amplitude anomalies**
- **A very large Albian to Neocomian shelf edge closure (up to 178 km2)**
- **Adjacent Turonian source rock kitchen in oil window**


N
Area = 14,981 km²
(3.7 million acres)
2050 km2 3D acquired
Q1 2007
Zone of interest for slope
fan attribute analysis
0 12.5 25 50
Kilometers
Water Depth: m

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Senegal Exploration Summary

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin.
- The **Sangomar Shallow and Deep-Rufisque Shallow** offshore licenses cover an area of 14981 sq km over the shelf, slope, and basin floor with multiple untested plays in a proven hydrocarbon system.
- 2086 sq km 3D acquired during 2007 has been processed with detailed attribute analysis ongoing in 2008.
- Excellent fiscal terms by world standards.
- FAR is partner with Senegal Hunt Oil Company (**SHOC**) (Operator).
- The northwest African margin is relatively under-explored.


10 km
3D outline
North channel complex
Lower Cretaceous
carbonate shelf margin
structural closures
Closure
At top
Aptian
Santonian upper slope
Stacked fans exhibiting
High amplitudes
Albian
Subcrop
Closure
Water depth meters

Santonian Fan Attribute Analysis Commences

Rock Solid, in Houston, Texas has commenced a detailed attribute analysis of the identified fan complexes on a fast track 600 sq km cube within the 3D survey area. Inversion and AVO analysis will aid in establishing reservoir presence and possible characteristics within the fan complexes. Once this information is integrated into the evaluation, reserve potential will be estimated.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Giant Albian to Neocomian Shelf Edge Closure Identified


Top
Aptian
depth
Inline 1579
3 way dip closure highlighted
10 km
closure
178 sq km

Hunt Oil Company

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections.

Participants

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

Commenting on the announcement, FAR's executive Chairman Michael Evans said

"Completion of 3D processing is another landmark in this world class exploration program and we are delighted with the preliminary results. Multiple plays have emerged from this work including a Giant Buried Hills (Albian) target that will certainly be an eye catcher when the program goes on display to potential industry partners for the first time at NAPE in Houston during February 2008"

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

END